Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

RECEIVED
2006 JAN 12 A 10:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

4 January 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 18

SUPPL

[redacted]

06010206

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	09.12.2005
2.	Change in the interest of Permodalan Nasional Berhad, a substantial shareholder	09.12.2005
3.	Disposal of Sime Darby Marketing Sdn. Bhd.	12.12.2005
4.	Proposed Issuance of private debt securities of up to RM1,500 million.	14.12.2005
5.	Related Party Transaction - Disposal of the Westminster Travel Limited Group	16.12.2005
6.	Change in the indirect interest of Yayasan Pelaburan Bumiputra	20.12.2005
7.	Related Party Transaction - Disposal of Sime Darby Travel Sdn. Bhd. and Sime Holidays Sdn. Bhd.	20.12.2005
8.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	22.12.2005
9.	Incorporation of a new subsidiary - Sime LCP Power Company Limited	28.12.2005
10.	Related Party Transaction - Proposed divestment of Sime Oleander Sdn. Bhd.	29.12.2005
11.	Acquisition of a new subsidiary - Special Brand Sdn. Bhd.	30.12.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

c.c. Ms. Anita Sung
The Bank of New York
Fax No. 1 (212) 571 3050/ 3051/ 3052

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/12/2005 05:35:20 PM
Reference No SD-051207-45279

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 28/11/2005	* 154,800	
Acquired	01/12/2005	500,000	

* Circumstances by reason of which change has occurred	:	Purchase and sale of shares by the EPF Board
* Nature of interest	:	Direct

Direct (units)	:	**348,849,655**
Direct (%)	:	**14.47**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**348,849,655**
* Date of notice	:	**01/12/2005**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 5th and 7th December 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 09/12/2005 05:35:40 PM
Reference No SD-051207-45278

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Permodalan Nasional Berhad
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 38218-X
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur	:

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 01/12/2005	* 300,000	

*	Circumstances by reason of which change has occurred	: Purchase of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 123,767,900

Direct (%)	:	5.13
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**123,767,900**
* Date of notice	:	**01/12/2005**

Remarks :

The notice of change in substantial shareholding was received from Permodalan Nasional Berhad on 6th December 2005.

Form Version 2.0

General Announcement

Submitted by S DARBY on 12/12/2005 05:52:32 PM
Reference No SD-051207-8CFFA

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Disposal of Sime Darby Marketing Sdn. Bhd.

* Contents :-

Further to the announcement dated 30th September 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that pursuant to the Sale and Purchase Agreement dated 30th September 2005 between Sime Malaysia Region Berhad ("SMRB") and Petra Foods Limited ("PFL"), SMRB had on 12th December 2005 completed the disposal of 3,972,500 ordinary shares of RM1.00 each, representing 70% of the issued and paid-up share capital of Sime Darby Marketing ("SDM") to PFL ("the Disposal"). With the Disposal, SDM ceased to be a subsidiary of Sime Darby with effect from that date.

The issued and paid-up share capital of SDM totalling RM5,675,000 includes the 4,925,000 shares issued to SMRB pursuant to the capitalisation of the amount of RM4,925,000 out of the total amount of RM10,000,000 due from SDM to SMRB into ordinary shares of RM1.00 each.

The disposal of the remaining 30% equity interest in SDM by SMRB to PFL is expected to be completed in three months' time.

This announcement is dated 12th December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **MM-051214-66012**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**14/12/2005**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SDB" OR THE "COMPANY")**

PROPOSED ISSUANCE OF PRIVATE DEBT SECURITIES OF UP TO RM1,500 MILLION

Contents :

We refer to our announcements dated 28 June 2002 and 15 August 2002 wherein on behalf of SDB, we announced that SDB had established a programme for the issuance of up to RM1,500 million Islamic commercial paper and medium term notes based on the concept of Al Murabahah ("Al Murabahah CP&MTN Programme") and the Securities Commission's approval thereof respectively.

In relation to the above, on behalf of SDB, Commerce International Merchant Bankers Berhad ("CIMB") hereby announces that SDB has on 13 December 2005 successfully completed a book-building exercise involving the issuance of RM500 million nominal value medium term notes under the Al Murabahah CP&MTN Programme. The details of the aforesaid issuance are set out in Table 1.

This announcement is dated 14 December 2005.

Table 1 – Details of the Al Murabahah medium term notes to be issued

Issue Size	:	RM500,000,000 nominal value
Issue Price	:	100% of nominal value (at par)
Proposed Issue Date	:	21 December 2005
Profit Rate	:	4.30% per annum
Tenure	:	Four (4) years from the Issue Date
Rating	:	AAA_{ID} (assigned by Malaysian Rating Corporation Berhad)
Joint Lead Managers/Joint Bookrunners	:	CIMB and HSBC Bank Malaysia Berhad

Form Version 2.0

General Announcement

Submitted by S DARBY on 16/12/2005 05:28:11 PM
Reference No SD-051216-DBD7B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Related Party Transaction
Disposal of the Westminster Travel Limited Group

* Contents :-

Further to the announcements dated 9th September 2005 and 2nd December 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Travel Holdings Limited ("STHL") had on 15th December 2005 agreed to an extension of time to 5.00 p.m. on 13th January 2005 for the completion of the Sale and Purchase Agreement dated 8th September 2005 between STHL, Randolph Investment Limited ("RIL") and Mr Daniel So Ming Fai for the disposal by STHL of its entire 70% equity interest in Westminster Travel Limited, comprising 28,000 "A" shares of HK$100 each to RIL.

This announcement is dated 16th December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 20/12/2005 05:22:44 PM
Reference No SD-051207-44D4F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 01/12/2005	* 300,000	

* Circumstances by reason of which change has occurred : Purchase of shares by Permodalan Nasional Berhad. Yayasan Pelaburan Bumiputra is deemed to have indirect interest in Sime Darby Berhad through its shareholding of 100% less one

		share of Permodalan Nasional Berhad which in turn is a substantial shareholder of Sime Darby Berhad.
* Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	123,767,900
Indirect/deemed interest (%)	:	5.13
* Total no of securities after change	:	123,767,900
* Date of notice	:	01/12/2005

Remarks :
The notice of change in substantial shareholding was received from Yayasan Pelaburan Bumiputra on 6th December 2005.

Form Version 2.0

General Announcement

Submitted by S DARBY on 20/12/2005 06:07:09 PM
Reference No SD-051220-9D1D2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Related Party Transaction
Disposal of Sime Darby Travel Sdn Bhd and Sime Holidays Sdn Bhd

* Contents :-

Further to the announcements dated 20th September 2005 and 14th December 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that the completion for the Sale and Purchase Agreement dated 20th September 2005 between SimeWest Holdings Sdn Bhd ("SWH"), a wholly-owned subsidiary of Sime Darby and Apex Portfolio Sdn Bhd ("APSB") ("SPA") for the disposal of the following shares by SWH to APSB did not take place today:-

i. 1,000,000 ordinary shares of RM1.00 each in Sime Darby Travel Sdn Bhd ("SDT"), representing the entire share capital of SDT; and
ii. 200,000 ordinary shares of RM1.00 each in Sime Holidays Sdn Bhd ("SHSB"), representing the entire share capital of SHSB.

SWH had today given an extension of time to 5.00 p.m. on 13th January 2006 for the completion of the SPA.

This announcement is dated 20th December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22/12/2005 05:17:58 PM
Reference No SD-051214-4849B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 02/12/2005	* 593,300	
Acquired	06/12/2005	500,000	
Acquired	07/12/2005	300,000	
Acquired	08/12/2005	400,000	
Acquired	09/12/2005	25,000	
Acquired	12/12/2005	175,000	
Acquired	13/12/2005	371,600	

*	Circumstances by reason of which change has occurred	: Purchase of shares by the EPF Board
*	Nature of interest	: Direct

Direct (units)	:	**351,214,555**
Direct (%)	:	**14.55**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**351,214,555**
* Date of notice	:	**13/12/2005**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 9th, 13th, 15th and 19th December 2005.

Form Version 2.0

General Announcement

Submitted by S DARBY on 28/12/2005 05:20:27 PM
Reference No SD-051228-22A5B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

*Type : ● Announcement ○ Reply to query

*Subject :

Incorporation of a new subsidiary - Sime LCP Power Company Limited

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new wholly-owned subsidiary, Sime LCP Power Company Limited, was incorporated in Thailand on 19th December 2005. Notification of the incorporation was received on 23rd December 2005. The entire equity of Sime LCP Power Company Limited, comprising 1,000 ordinary shares of Baht 100 each, is held by Sime Darby Eastern Limited, a wholly-owned subsidiary of Sime Darby. Sime LCP Power Company Limited is currently dormant.

The above investment is not expected to have any material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 28th December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 29/12/2005 05:45:40 PM
Reference No SD-051115-8940A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Related Party Transaction
Proposed divestment of Sime Oleander Sdn. Bhd.

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Singapore Limited ("SSL"), had today entered into a Share Sale Agreement ("SSA") with F&NCC Beverages Sdn. Bhd. ("F&NCCB") for the disposal of its entire 51.12% equity interest in Sime Oleander Sdn. Bhd. ("SOSB"), comprising 22,750,000 ordinary shares of RM1.00 each, for a total cash consideration of RM8.6 million ("the Disposal").

Pursuant to the SSA, F&NCCB shall cause SOSB to repay RM1.4 million out of the loan owing to SSL which amounts to RM2.2 million as at the date hereof, within 30 days from the completion of the Disposal. The remaining amount will be waived by SSL.

2. Information on SOSB

SOSB is principally involved in the business of manufacturing and distribution of mineral and distilled water as well as beverage products.

Currently, SOSB has the following wholly-owned subsidiary companies ("the Subsidiaries"):-

i. Serapi Trading Sdn. Bhd.
ii. Esprit Aquaservices Sdn. Bhd.

Pursuant to the SSA, SOSB shall eventually cease to be the shareholder of the Subsidiaries.

SOSB had consolidated net tangible assets of RM26.7 million based on its latest audited financial statements as at 30th June 2005.

Upon completion of the Disposal, SOSB will cease to be a subsidiary of Sime Darby.

3. Rationale of the Disposal

The Disposal is in line with the Sime Darby Group's strategy to divest its non-core businesses.

4. Approvals Required

The completion of the SSA is conditional upon, amongst others, the approvals of the Ministry of International Trade and Industry and other relevant regulatory authorities, if required.

5. Liabilities and Encumbrances

SOSB will be sold to F&NCCB free from all liens, charges or encumbrances and with full legal and beneficial title and all rights attaching thereto.

6. Consideration

The consideration for the Disposal was arrived at on a "willing buyer-willing seller" basis.

The proceeds from the Disposal will be used as working capital for the Sime Darby Group.

7. Effects on Earnings and Net Tangible Assets

The Disposal is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2006.

8. Cost of Investment

The original cost of investment by SSL in SOSB was SGD9.5 million. Based on the audited financial statements for the financial year ended 30th June 2005, the disposal will result in an estimated loss on disposal to the Sime Darby Group of approximately RM5.9 million.

9. Interests of Directors and Substantial Shareholders

Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera is a substantial shareholder of both Sime Darby and Fraser & Neave Holdings Berhad ("F&NHB"). F&NHB is the ultimate holding company of F&NCCB.

Save as disclosed above, none of the Directors or other substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

10. Directors' Opinion

The Board of Sime Darby is of the opinion that the Disposal is in the best interest of Sime Darby and its shareholders.

11. Expected completion date of the Disposal

The Disposal is expected to be completed within four (4) months from the date of execution of the SSA.

12. Documents for Inspection

The SSA is available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 29th December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 30/12/2005 05:11:05 PM
Reference No SD-051220-64326

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Special Brand Sdn. Bhd.

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Motors Sdn. Bhd. has today acquired the entire issued and paid-up share capital of Special Brand Sdn. Bhd. comprising 2 ordinary shares of RM1.00 each for a total consideration of RM1,700. The principal activity of Special Brand Sdn. Bhd. will be the importation and distribution of motor vehicles.

The above acquisition is not expected to have any material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 30 December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: